Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE ANNOUNCES LAUNCH OF NEW CUSTOMER WEB PLATFORM FORTHE GRENVILLE MUTUAL INSURANCE COMPANY

Toronto, Ontario – November 20, 2012 – Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of asset management and social commerce solutions is pleased to announce the launch of a new customer web destination through its portfolio company Envision Online Media Inc. (“Envision”).

As previously announced, Northcore has acquired Envision, an Ottawa based software development company.  Envision has been one of the most respected boutique solutions providers in the National Capital Area for over a decade and brings a complementary product and skill set to Northcore.

The customer, Grenville Mutual Insurance ("GMI"), provides home, auto, farm and vehicle insurance to customers across Eastern Ontario. In operation for over 100 years, GMI is owned by its policy holders and has an enviable record of community involvement.

The new Web platform, accessible at www.grenvillemutual.com provides potential and current customers with a series of tools to optimize their interaction with GMI. Users can examine the full range of product offerings available and are able to quickly locate the most convenient broker representative.  Should the client require emergency assistance, the site is also a comprehensive resource of helpful information.

"The evolution to our new web presence was complex, and required great creative, collaborative and time management skills," said Ross Lincoln, President and CEO of Grenville Mutual Insurance.  “This was handled flawlessly by the entire team at Envision. Their professionalism and creativity was evident from the beginning and being able to work in harmony with our existing team was vital to us. Envision was a great decision, now and into the future."

“I am pleased to welcome Grenville Mutual to our growing list of clients,” said Amit Monga, CEO of Northcore Technologies.  "Congratulations to the team at Envision for delivering another great product. They are clearly becoming a leader in the creation and deployment of comprehensive Content Management Systems."

Further disclosure on Envision's portfolio and capabilities can be found on their web presence located at www.envisiononline.ca.

Northcore Announces Launch of New Customer …

Northcore develops solutions to support the evolving needs of industry and provides comprehensive platforms for the management of capital equipment and the implementation of Social Commerce business models. These products are proven, effective and in use by some of the world’s most successful corporations.

Companies interested in effective software solutions should contact Northcore at 416-640-0400 or 1-888-287-7467, extension 395 or via email at Sales@northcore.com.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About Northcore Technologies Inc.

Northcore Technologies provides enterprise level software products and services that enable its customers to purchase, manage and dispose of capital equipment. Utilizing award-winning, multi-patented technology, as well as powerful, holistic Social Commerce tools, Northcore's solutions support customers throughout the entire asset lifecycle.

Northcore's portfolio companies include Envision Online Media Inc., a specialist in the delivery of content management solutions and Kuklamoo, a family information web destination and national daily deal site targeting families with kids.

Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE and holds a substantial intellectual property portfolio.

For more information, visit www.northcore.com.

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s results to differ materially from expectations.  These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

Northcore Announces Launch of New Customer …

Contact:
Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: InvestorRelations@northcore.com